Exhibit 99.1

Concordia Healthcare Announces Third Quarter 2015 Results

- A transformational quarter with strong performance by legacy business -

Third Quarter 2015 Highlights

•	Concordia announced its acquisition of Amdipharm Mercury Limited (“AMCo”) for $3.3 billion[1].

•	Adjusted EBITDA[2] of $71.7 million, growing 254 per cent versus the same period in 2014.

•	Adjusted EPS[2] of $1.46, growing 157 per cent over the third quarter in 2014.

•	Revenue growth of 161 per cent to $94.9 million compared to the third quarter of 2014.

2015 Nine Month Highlights

•	Revenue growth of 163 per cent to $208.9 million compared to the same period in 2014.

•	Adjusted EBITDA[2] of $146.8 million, growing 280 per cent versus the same period in 2014.

•	Adjusted EPS[2] of $3.14 a growth of 185 per cent versus the first nine months of 2014.

2016 Guidance Reaffirmed

•	Adjusted EBITDA[2] of $610 million to $640 million.

OAKVILLE, ON – November 12, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) today announced its financial and operational results for the three and nine months ended September 30, 2015. All financial references are in U.S. dollars unless otherwise noted.

“The third quarter of 2015 has been one of the most significant and important periods in Concordia’s history. We completed the acquisition of AMCo, which has transformed Concordia into a global organization with more than 200 well-established legacy products sold in over 100 countries,” said Mark Thompson, Chairman and Chief Executive Officer of Concordia.

“Our legacy business continues to perform strongly quarter over quarter. This is a testament to our business model as well as our commitment to delivering value to our shareholders. As we move into the next phase of Concordia’s evolution, we expect to demonstrate underlying organic growth of our business through continued promotion of our legacy portfolio, growth of our Photofrin® business, and successful product launches from our existing pipeline.”

Financial Results Overview

(in US$ 000) except per share amounts	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Revenue	94,913	36,432	208,862	79,295
Gross profit	86,347	31,936	189,146	66,391
Operating income	35,703	13,709	77,786	18,669
Net income (loss)	(4,392)	10,535	721	7,872
Earnings (loss) per share basic	(0.13)	0.37	0.02	0.32
Earnings (loss) per share diluted	—	0.35	0.02	0.30
Adjusted earnings per share[2]	1.46	0.57	3.14	1.10
EBITDA[2]	44,801	14,272	102,028	19,469
Adjusted EBITDA[2]	71,720	20,259	146,782	38,603
Cash and Cash Equivalents	675,134	30,945	675,134	30,945

Consolidated Financial Results

Adjusted EBITDA2, management’s key metric in assessing the Company’s underlying operating performance, was $71.7 million for the third quarter, an increase of 254 per cent over 2014. As a percentage of sales, this represented a margin of 76 per cent versus 56 per cent the previous year.

The Company’s revenue was $94.9 million for the three months ended September 30, 2015, while gross profit for the same period was $86.3 million. This represented a respective increase of 161 per cent and 170 per cent over the third quarter in 2014. Revenue and gross profit for the nine-month period amounted to $208.9 million and $189.1 million, respectively, up 163 per cent and 185 per cent over the previous year.

On a consolidated basis, the Company recorded a gross profit margin of 91 per cent for the quarter versus 88 per cent the previous year, primarily driven by the addition of the portfolio of products acquired from Covis in April 2015.

Operating expenses were $50.6 million for the three months ended September 30, 2015 and $111.4 million for the nine months ended September 30, 2015. This compared to $18.2 million and $47.7 million for the three- and nine-month periods in 2014, respectively. The main drivers of the third quarter’s increase in operating expenses, which overall decreased as a percentage of revenues, primarily included $13.8 million of amortization of acquired product rights and an impairment loss of $8.9 million related to a reduction in the carrying value of customer lists and goodwill associated with the Specialty Healthcare Distribution Division (“SHD Division”) recorded during the third quarter.

Overall, operating income was $35.7 million for the quarter and $77.8 million for the first nine months of 2015, more than double the amounts recorded in 2014 where operating income was $13.7 million and $18.7 million, respectively.

The third quarter recorded a net loss of $4.4 million versus a net income of $10.5 million in 2014. Net income for the first nine months was $0.7 million, down from net income of $7.9 million the prior year. The net loss for the quarter was driven by accelerated interest accretion costs of $16.3 million related to the anticipated refinancing of the Company’s previous credit facility due to the acquisition of AMCo, an impairment of $8.9 million related to a write-down of the SHD Division customer list and goodwill, and an unrealized mark to market $5.5 million loss on a foreign exchange forward contract entered into in connection with the refinancing of AMCo debt balances denominated in Great Britain pounds sterling and Euro.

Net cash provided/(used) by operating activities was $70.0 million for the nine months ended September 30, 2015 and $(10.3) million for the same period in 2014. As at September 30, 2015, the Company held cash of $675.1 million and had an additional $125 million available from its previous revolving facility (under the terms of its previous credit facility), which remained undrawn at the end of the period. The increase in cash and cash equivalents during the quarter is mainly the result of $500.5 million net cash proceeds from the Company’s underwritten public offering of common shares, which closed on September 30, 2015 and was used to finance part of the AMCo acquisition.

Divisional Financial Results

The Company has three reportable operating segments: Concordia’s Legacy Pharmaceuticals Division, its Orphan Drugs Division, and its SHD Division.

Legacy Pharmaceuticals Division

Legacy Pharmaceuticals Division revenue for the three months ended September 30, 2015 was $90.6 million, compared to $29.2 million in the same quarter of 2014, an increase of 210 per cent. The addition of the portfolio acquired from Covis on April 21, 2015 drove an increase in third quarter revenue of approximately $52.9 million, while Donnatal® performed strongly delivering another sequential quarter of volume growth. Growth from Donnatal®, and the additions of Zonegran® and portfolio of products acquired from Covis was partially offset by revenue declines in Kapvay®, Orapred® and Ulesfia®. Legacy Pharmaceuticals Division revenue for the nine months ended September 30, 2015 was $194.1 million, compared to $58.1 million during the same period in the prior year, an increase of 234 per cent.

Gross profit for the Legacy Pharmaceuticals Division for the three and nine months ended September 30, 2015 was $83.1 million and $177.5 million, respectively, compared to $26.2 million and $48.9 million for the same periods in 2014. Gross profit margin for the quarter was 92 per cent compared with 90 per cent in the same quarter of 2014. The increases over the prior year were primarily due to a more favourable product mix driven by the additions of Zonegran® and the portfolio of products acquired from Covis to Concordia’s legacy portfolio. Gross profit margin for the nine months ended September 30, 2015 was 91 per cent compared to 84 per cent for the same period in 2014.

Cost of sales for the three and nine months ended September 30, 2015 was $7.6 million and $16.6 million, respectively, up from $3.0 million and $9.2 million the previous year.

Orphan Drugs Division

Orphan Drugs Division revenue for the three months ended September 30, 2015 was $2.4 million, compared to $3.0 million during the same quarter of the prior year, down 20 per cent from the same period in 2014. The decline over the prior year was primarily driven by a slight decline in sales of Photofrin® outside of the United States and a reduction in distribution revenue in Europe from Ethyol®, which is no longer distributed by the Company. Orphan Drugs Division revenue for the nine months ended September 30, 2015 was $8.2 million, compared to $7.4 million during the same period of the prior year.

Gross profit for the division was $1.9 million and $2.3 million for the third quarters of 2015 and 2014, respectively, and $6.7 million and $6.3 million for the nine-month periods in 2015 and 2014. Gross profit margin was 80 per cent for the third quarter and 81 per cent for the nine months ended September 30, 2015, compared to 74 per cent and 85 per cent for the same periods in 2014.

Cost of sales for the third quarter was $0.5 million, compared to $0.8 million in the same period of the prior year. For the nine months ended September 30, 2015, cost of sales was $1.6 million compared to $1.1 million in 2014, with the prior year period impacted by a $0.4 million take or pay provision reversal.

Concordia’s Phase 3 registration trial, which is evaluating Photofrin®/PDT for the treatment of cholangiocarcinoma or bile duct cancer, also continued to advance during the quarter. Recruitment is ongoing and Concordia expects the majority of sites to be up and running by the end of the year.

Specialty Healthcare Distribution Division

SHD Division revenue declined from $4.2 million in the third quarter of 2014, to $1.9 million in the third quarter of 2015. For the first nine months of 2015, revenue declined to $6.5 million from $13.8 million in 2014. The revenue decline is primarily attributable to formulary changes of two Pharmacy Benefits Managers, who removed certain generic diabetic testing products from their formularies.

SHD Division gross profits were $1.4 million and $3.5 million for the third quarters of 2015 and 2014, respectively, and $5.0 million and $11.2 million for the respective nine month periods. Gross profit margin declined from 83 per cent in the third quarter of 2014, to 73 per cent in the same period in 2015, primarily driven by product mix and a lower absorption of non-variable costs.

Earlier this year, the Company started a review process of the SHD Division’s business plan and is currently assessing alternative outcomes for the business.

Preliminary Guidance for 20163

For fiscal 2016, Concordia reaffirms guidance as follows:

•	Revenues of $1,020 to $1,060 million.

o Approximately 60 per cent of revenues to be generated outside the United States.

o U.S. government payors to account for less than 10 per cent of overall revenue.

•	Adjusted EBITDA[2] of $610 million to $640 million.

•	Adjusted net income[2] of $330 million to $355 million; adjusted EPS[2,4] of $6.29 to $6.77.

•	Cash interest expense rate at approximately 6.95 per cent (excluding original issue discount).

•	Cash tax rate between 9 per cent and 10 per cent.

•	Year-end Net Debt/EBITDA[2] of 5.5x or below.

•	Year-end cash on hand of approximately $130 million.

•	Undrawn revolving credit facility of $200 million at the end of 2016.

As previously announced, 2016 guidance assumes that the gross profit targets for the £144 million (approximately $220 million as at time of announcement; approximately $207.5 million as at time of closing) earn-out payment (“earn-out”) to the sellers of AMCo have been fully met, and that the entire payment has been financed from the Company’s 2016 operating cash flow.

Other

As at September 30, 2015 and November 12, 2015, the Company had, respectively: 42,346,876 and 50,886,876 common shares issued and outstanding; 1,309,985 and 1,309,985 options outstanding; and 226,551 and 225,388 unvested restricted share units outstanding.

Each option outstanding entitles the holder to purchase one common share of the Company, while each RSU can be settled either in cash, treasury shares, or a combination thereof at the sole discretion of the Company.

Concordia’s Board of Directors also approved a $0.075 dividend per common share for the quarter, with a record date of January 15, 2016. Declarations and payments will be made in U.S. dollars, and distribution of proceeds is expected on January 29, 2016. All future dividends will be subject to quarterly financial review and board approval.

Conference Call Notification

Management will host a conference call to discuss the third quarter 2015 results on Friday, November 13, 2015 at 8:30 am ET. Following management’s presentation, there will be a question-and-answer session. To participate in the conference call, please dial 1-888-231-8191 or 1-647-427-7450.

A digital conference call replay will be available until midnight on November 27, 2015 (ET) by calling 1-416-849-0833 or 1-855-859-2056. Please enter the password 63897714 when instructed. A webcast will be available by accessing a link through the Events section at www.concordiarx.com, or by using the following link:

http://event.on24.com/r.htm?e=1079241&s=1&k=3E6FE7E07AEC172E56AC488060A22DA8

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has a strong international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 well-established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia; London, England; and Mumbai, India. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Non-IFRS Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

As used herein, adjusted earnings per share is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income/(loss) adjusted for one-time charges including costs associated with acquisitions, restructuring, and related costs, exchange listing expenses on the TSX and NASDAQ, non-recurring gains/losses, non-cash items such as realized/unrealized gains/losses on derivative instruments, share-based compensation, change in fair value of purchase consideration, impairment loss, realized/unrealized gains/losses related to foreign exchange, accelerated accretion expense, the tax impact of the above and other non-recurring items.

As used herein, EBITDA is defined as net income adjusted for net interest expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.

As used herein, adjusted EBITDA is defined as EBITDA adjusted for one-time charges including costs associated with acquisitions, restructuring, and other related costs, exchange listing expenses on the TSX and NASDAQ, non-recurring gains/losses, non-cash items such as realized/unrealized gains/losses on derivative instruments, change in fair value of purchase consideration, impairment loss, other income expenses, share-based compensation and realized/unrealized gains/losses related to foreign exchange. Management uses Adjusted EBITDA as a key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

The table below sets forth the reconciliation of net income to EBITDA and to Adjusted EBITDA for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Net Income (loss)	$(4,392)	$10,535	$721	$7,872

Interest and accretion expense	36,600	2,450	64,253	8,597
Income Taxes	(1,911)	667	2,162	1,170
Depreciation expense	75	40	203	90
Amortization of intangible assets	14,429	580	34,689	1,740

EBITDA	$44,801	$14,272	$102,028	$19,469

Acquisition, restructuring and other	6,691	4,093	19,247	12,581
Share based compensation	5,264	1,258	10,281	3,394
Change in fair value of purchase consideration	287	579	(5,937)	2,129
Impairment loss	8,945	—	9,613	—
Exchange listing expenses	326	—	900	—
Foreign exchange loss (gain)	(42)	73	(324)	938
Realized loss on foreign exchange forward contract	—	—	5,126	—
Unrealized loss on foreign currency hedge contracts	5,487	—	5,487	—
Other expense (income)	(39)	(16)	361	92

Adjusted EBITDA	$71,720	$20,259	$146,782	$38,603

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Weighted average number of fully diluted shares	35,248,353	30,127,443	32,858,266	26,099,829

Net income (loss)	(4,392)	10,535	721	7,872

Adjustments:	—	—	—	—
Share-based compensation	5,264	1,258	10,281	3,394
Exchange listing expenses	326	—	900	—
Acquisition, restructuring and other	6,691	4,093	19,247	12,581
Depreciation	75	40	203	90
Amortization	14,429	580	34,689	1,740
Impairment loss	8,945	—	9,613	—
Change in fair value of purchase consideration	287	579	(5,937)	2,129
Foreign exchange loss (gain)	(42)	73	(324)	938
Realized loss on foreign exchange forward contract	—	(16)	5,126	92
Unrealized loss on foreign currency hedge contracts	5,487	—	5,487	—
Accelerated accretion expense	16,250	—	24,606	—

Tax adjustment	(1,885)	(48)	(1,464)	(122)

Adjusted net income	51,436	17,094	103,149	28,714

Adjusted EPS – diluted	$1.46	$0.57	$3.14	$1.10

Notice regarding future-oriented financial information:

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.

Notice regarding forward-looking statements:

This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the guidance contained herein (including, without limitation, with respect to revenue, cash interest expense rate, cash tax rate, Net/Debt EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS), interest rates, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, expected revenue from U.S. government payors, organic growth and the sources thereof, rate of organic revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic base, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain earn-out obligations of Concordia, the ability to use the Company’s expected cash flow to pay certain future obligations (including, without limitation, earn-out and debt obligations), success of product launches, concentration of Concordia’s business, including, without limitation, revenue from U.S. government reimbursement, cash on hand after satisfying obligations during 2016, the impact of the acquisition of pharmaceutical products on Concordia’s financial performance (including with respect to revenue, margins and cash flows), the performance of Concordia’s products, the ability to integrate new products and companies into Concordia’s existing infrastructure, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the ability of Concordia’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition opportunities, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the impact of physician targeting and/or promotional strategies on demands and/or prescriptions for Concordia’s products, the payment of dividends in respect of Concordia’s common shares, the expansion into new indications for Concordia’s existing and/or future products, the acquisition of additional products and/or assets (including orphan drugs and legacy products), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions, risks associated with the integration of assets and businesses into Concordia’s business, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition of pharmaceutical products, the inability to complete acquisitions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For more information, please visit www.concordiarx.com or contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

[1]	Excludes performance-based earn-out payment of up to £144 million (approximately $220 million as at time of the announcement of the AMCo acquisition; approximately $207.5 million as at time of closing) payable to the sellers of AMCo in 2016.
[2]	Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.
[3]	Based on exchange rate of 1.53 USD/GBP as at October 25, 2015.
[4]	Based on a fully diluted share count of 52.4 million as at October 23, 2015.